NEWS RELEASE

PERPETUAL ENERGY INC. UPDATES 2010 YEAR-END RESERVES FOR
MONTNEY AT ELMWORTH, RESTATES YEAR-END 2010 RESERVES
AND ANNOUNCES ASSET DISPOSITION FOR $9.0 MILLION

Calgary, Alberta – February 23, 2011 (TSX:PMT) – Perpetual Energy Inc. (“Perpetual” or the “Corporation”) is pleased to release a supplemental independent reserve report for its Elmworth Montney asset prepared  by GLJ Petroleum Consultants (“GLJ”). Based on the most current information, GLJ has recently prepared a report for the operator of this property and that report, when extrapolated to Perpetual’s interests in the area, recognizes material reserves and value for Perpetual attributable to this asset. Perpetual engaged GLJ to prepare a reserve report (the “Supplemental Reserve Report”) for the Elmworth property as a supplement to the Corporation’s year-end reserve report provided by McDaniel and Associates Consultants Ltd. (“McDaniel”) dated February 7, 2011. The following information highlights Perpetual’s Elmworth Montney reserve assignments and restates Perpetual’s 2010 year-end reserves.

ELMWORTH MONTNEY YEAR-END 2010 RESERVES

The Supplemental Reserve Report recognizes 14.5 Bcfe (2.4 MMboe) of proven and 32.1 Bcfe (5.3 MMboe) of proved and probable reserves to Perpetual’s interest. Using the GLJ January 1, 2011 price forecast, the net present value of the reserves discounted at 8 percent is estimated at $14.7 million for proved reserves and $43.6 million for total proved and probable reserves net to Perpetual, including recovery of future development capital (“FDC”). These reserves had previously been classified by McDaniel and Associates Consultants Ltd. (“McDaniel”) as contingent resources pending the definition of a development plan which was not available at the time their report was completed. Through an information swap with other nearby producers, the operator has since gathered the necessary data to build an economic development plan for the area. Perpetual has reviewed the development plan, and is in agreement with the assignment of reserves at this time. Based on the development plan, GLJ has assigned 20 to 25 bbls per MMcf of associated natural gas liquid (NGL) reserves to the Montney at Elmworth.  Liquids recovery could be enhanced through a development plan that incorporated improved deep cut liquids recovery as test results indicate free condensate in the order of 20 to 25 bbls per MMcf and other entrained NGL’s of an additional 20 to 40 bbls per MMcf which could potentially be recoverable depending on the liquids recovery process.  GLJ estimates FDC required to convert the non-producing and undeveloped reserves to producing reserves at $45.1 million. This reserve assignment impacts only seven of the 42 sections of land that were assigned contingent resources by McDaniel, leaving 145 Bcfe (24.2 MMboe) of best estimate contingent resource, net to Perpetual, to be converted to reserves in the future.

RESTATEMENT OF YEAR-END 2010 RESERVES

The Corporation is pleased to release a revised summary of Perpetual’s combined year-end 2010 reserves information, as evaluated by the independent engineering firms McDaniel and GLJ.

Year-End Reserve Highlights

•

In 2010, Perpetual added 72.1 Bcfe (12.0 MMboe) of proved and probable reserves, replacing 129% of its production (111% on a total proved basis).

•

After dispositions of 53.1 Bcfe (8.9 MMboe) and production of 55.9 Bcfe (9.3 MMboe) in 2010, proved and probable reserves increased three percent from 471.6 Bcfe (78.6 MMboe) at year-end 2009 to 487.7 Bcfe (81.3 MMboe) and proved reserves increased two percent to 250.4 Bcfe (41.7 MMboe) at year-end 2010.

•

Excluding downward revisions related solely to changes in natural gas pricing at year-end 2010 of 22.3 Bcfe (3.7 MMboe), Perpetual’s reserves grew eight percent year over year from 471.6 Bcfe (78.6 MMboe) to 510.0 Bcfe (85.0 MMboe), offsetting production of 55.9 Bcfe (9.3 MMboe) and net dispositions of 9.8 Bcfe (1.6 MMboe), which included the disposition of 34.2 Bcf (5.7 MMboe) of probable shut-in gas over bitumen reserves where the effective cash flow through the Government of Alberta’s financial solution was retained by Perpetual.

•

Reserve additions which offset production and dispositions were a result of total net capital spending of $163.2 million, including investment of $114.1 million in exploration and development capital spending programs excluding spending for the development of Perpetual’s gas storage asset at Warwick (“Warwick Gas Storage”), as well as various asset acquisitions in the Edson and Birchwavy areas during the year.

•

Including changes in future development capital (“FDC”), Perpetual realized finding and development costs (“F&D”) of $1.67 per Mcfe ($10.02 per BOE) on a proved and probable reserve basis in 2010. This results in a recycle ratio of 3.0 based on a 2010 estimated cash flow netback of $4.94 per Mcfe, which includes cash flow as a result of natural gas hedging gains, and 1.3 based on an estimated 2010 average cash flow netback of $2.24 per Mcfe, excluding natural gas hedges. Excluding changes in FDC, F&D in 2010 was $1.39 per Mcfe ($8.34 per BOE).

•

Perpetual’s realized finding, development and acquisition costs (“FD&A”), including changes in FDC, was $2.15 per Mcfe ($12.90 per BOE) on a proved and probable basis. FD&A costs were significantly impacted by relatively low disposition metrics on a reserve basis associated with the sale of probable shut-in gas over bitumen reserves without the related effective funds flow from future royalty reductions in the Legend, Liege and Surmont areas of 34.2 Bcf (5.7 MMboe) for net proceeds of $39.8 million. Perpetual retained the effective funds flow for these shut-in gas over bitumen reserves making the asset sales incomparable to other transactions, therefore the proceeds and reserves associated from these dispositions have been removed for purposes of the FD&A calculation. Excluding changes in FDC, FD&A in 2010 was $1.93 per Mcfe ($11.58 per BOE).

•

In addition to their year-end reserve assessment, McDaniel prepared an independent contingent resource assessment report (the “Contingent Resource Report”) for the Montney formation in the Elmworth area. Giving consideration to the assignment of reserves in seven sections in the Elmworth area by GLJ, the McDaniel contingent resource report has been adjusted to reflect the assignment of reserves to seven of the 42 sections of land assigned contingent resource by McDaniel. The adjusted report assigns gross original gas in place (“OGIP”) on 35 sections of company interest lands of 809.4 Bcf plus associated NGLs. Assuming a range in recovery factors from 20 to 50 percent, gross recoverable sales gas is estimated from a low of 137.6 Bcf with 4.9 MMbbls of NGLs (166.7 Bcfe, 27.8 MMboe) to a high of 344.0 Bcf with 20.2 MMbbls NGLs (465.4 Bcfe, 77.6 MMboe), with McDaniel’s best estimate at 35 percent recovery factor translating to 240.8 Bcf with 11.3 MMbbls NGLs (308.8 Bcfe, 51.5 MMboe). On a working interest basis, the best estimate recoverable contingent resource is estimated at 145.0 Bcfe (24.2 MMboe). Perpetual has an additional 34 gross sections in the Elmworth area which have not yet been evaluated through drilling in the Montney formation and therefore have no contingent resource or reserves assigned as yet.

•

Perpetual’s reserve to production ratio (“reserve life index” or “RLI”) is 8.7 years on a proved and probable reserves basis (4.9 years on a proved reserves basis) at year-end 2010.

•

Perpetual’s reserve-based net asset value (“NAV”) at year-end 2010 is estimated at $5.24 per Share discounted at eight percent.

Reserves Disclosure

Company interest reserves included herein are before royalty burdens and including royalty interests. Reserves information is based on independent reserves evaluation reports prepared by McDaniel dated February 7, 2011 (the “McDaniel Report”), and GLJ  dated February 22, 2010 (the “GLJ Report”) both with an effective date of December 31, 2010 and has been prepared in accordance with National Instrument 51-101 (“NI 51-101”) using McDaniel’s and GLJ’s forecast prices and costs respectively. Complete NI 51-101 reserves disclosure including after-tax reserve values, reserves by major property and abandonment costs will be included in Perpetual’s Annual Information Form (“AIF”), which will be filed in March 2011.

Approximately 94 percent of Perpetual’s proved and proved and probable reserves are natural gas and as such the Corporation reports reserves in Mcf equivalent (Mcfe). Mcfe may be misleading, particularly if used in isolation. In accordance with NI 51-101 a Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Perpetual’s consolidated reserves at year-end 2010 are summarized below.

Reserves at December 31, 2010

Company Interest (Working plus Royalty Interest)	Light and Medium Crude Oil (Mbbl)	Heavy Oil (Mbbl)	Natural Gas (MMcf)	Natural Gas Liquids (Mbbl)	Natural Gas Equivalent (MMcfe)
Proved Producing	625	338	187,223	1,397	201,380
Proved Non-Producing	-	-	20,786	141	21,633
Proved Undeveloped	92	128	22,990	513	27,390
Total Proved	716	466	230,999	2,051	250,402
Probable Producing	207	161	62,515	510	67,776
Probable Non-Producing excl GOB	-	103	32,206	262	34,396
Probable Undeveloped	46	86	103,309	644	107,961
Probable Shut-in Gas over Bitumen	-	-	27,196	-	27,196
Total Probable	253	349	225,225	1,415	237,329
Total Proved and Probable	969	816	456,224	3,467	487,731

The proved producing reserves comprise 80 percent of the total proved reserves and 41 percent of the total proved and probable reserves, while proved and probable developed producing reserves are 55 percent of the total proved and probable reserves. Total proved reserves account for 51 percent of the total proved and probable reserves. McDaniel and GLJ have estimated the FDC required to convert non-producing and undeveloped reserves to producing reserves at $279.8 million.

Reserves Reconciliation

Company Interest (Working Interest + Royalty Interest)

Natural Gas Equivalent (MMcfe)	Proved	Probable	Proved and Probable
Opening Balance December 31, 2009	244,372	227,204	471,576
Discoveries and Extensions	42,934	33,849	76,783
Technical Revisions	31,744	-4,332	27,442
Acquisitions, net of Dispositions	11,243	-21,096	-9,853
Production	-55,933	0	-55,933
Economic Factors	-23,987	1,704	-22,283
Closing Balance December 31, 2010	250,402	237,329	487,731

Perpetual disposed of 34.2 Bcfe (5.7 MMboe) of proved and probable reserves associated with natural gas interests in the Legend, Liege and Surmont areas that were shut-in as a result of the gas over bitumen regulatory issue.

Perpetual retained the effective funds flow from the reduction of future royalties related to the financial solution in place for the shut-in gas and this is reflected in proved future net revenues.

Year over year, McDaniel recorded net positive technical revisions totaling 27.4 Bcfe (4.6 MMboe) on a proved and probable basis. These positive revisions were due to improved performance and improved operating costs in all areas. These positive revisions were offset by a substantially reduced price forecast at year-end 2010 relative to year-end 2009 resulting in negative revisions of 22.3 Bcfe (3.7 MMboe) due to increased economic limits which primarily affected the forecast for wells as they neared their end of productive life. Included in the downward price revisions are those future projects whose return on investment at the current price forecast results is negative.

The McDaniel price forecasts utilized in the evaluation of the majority of Perpetual’s assets are summarized below.

McDaniel January 1, 2011 Price Forecast

Year	West Texas Intermediate Crude Oil ($US/Bbl)	Edmonton Light Crude Oil ($Cdn/Bbl)	Natural Gas at AECO ($Cdn/MMBtu)	Foreign Exchange ($US/$Cdn)
2011	85.00	84.20	4.25	0.975
2012	87.70	88.40	4.90	0.975
2013	90.50	91.80	5.40	0.975
2014	93.40	94.80	5.90	0.975
2015	96.30	97.70	6.35	0.975
2016	99.40	100.90	6.75	0.975
2017	101.40	102.90	7.10	0.975
2018	103.40	104.90	7.40	0.975
2019	105.40	107.00	7.60	0.975
2020	107.60	109.20	7.75	0.975
2021	109.70	111.30	7.85	0.975
2022	111.90	113.60	8.05	0.975
2023	114.10	115.80	8.20	0.975
2024	116.40	118.10	8.40	0.975
Escalate thereafter at	2%	2%	2%	0.975

The GLJ price forecasts utilized in the evaluation of the Elmworth Montney assets are summarized below.

GLJ January 1, 2011 Price Forecast

Year	West Texas Intermediate Crude Oil ($US/Bbl)	Edmonton Light Crude Oil ($Cdn/Bbl)	Natural Gas at AECO ($Cdn/MMBtu)	Foreign Exchange ($US/$Cdn)
2011	88.00	86.22	4.16	0.98
2012	89.00	89.29	4.74	0.98
2013	90.00	90.92	5.31	0.98
2014	92.00	92.96	5.77	0.98
2015	95.17	96.19	6.22	0.98
2016	97.55	98.62	6.53	0.98
2017	100.26	101.39	6.76	0.98
2018	102.74	103.92	6.90	0.98
2019	105.45	106.68	7.06	0.98
2020	107.56	108.84	7.21	0.98
Escalate thereafter at	2%	2%	2%	0.98

RESERVE LIFE INDEX (“RLI”)

Perpetual’s proved and probable reserves to production ratio, also referred to as reserve life index, was 8.7 years at year-end 2010 while the proved RLI was 4.9 years, based upon the 2011 production estimates in the McDaniel and GLJ reports. The following table summarizes PET’s historical calculated RLI.

Reserve Life Index (1)

	2010	2009	2008	2007	2006
Total Proved	4.9	4.8	4.5	4.7	3.6
Proved and Probable	8.7	8.8	7.5	7.6	4.9

(1)

Calculated as year-end reserves divided by year one production estimate from McDaniel and GLJ Reports.

NET PRESENT VALUE (“NPV”) OF RESERVES SUMMARY

Perpetual’s light and medium oil, natural gas and natural gas liquids reserves were evaluated by McDaniel and GLJ using McDaniel’s product price forecast effective January 1, 2011 for all properties with the exception of Elmworth which was evaluated using GLJ’s product price forecasts effective January 1, 2011, prior to provision for financial natural gas price hedges, income taxes, interest, debt service charges and general and administrative expenses. The following table summarizes the net present value of funds flows from recognized reserves at January 1, 2011, assuming various discount rates. It should not be assumed that the discounted future net funds flows estimated by McDaniel and GLJ represent the fair market value of the potential future production revenue of the company.

NPV of Funds Flow Using McDaniel and GLJ January 1, 2011 Forecast Prices and Costs

		Discounted at
($ thousands)	Undiscounted	5%	10%	15%
Proved Producing	$784,904	$630,014	$532,180	$463,874
Proved Non-Producing	99,657	44,398	26,402	19,055
Proved Undeveloped	57,236	36,027	23,183	14,679
Total Proved	941,797	710,439	581,765	497,608
Probable Producing	292,665	182,640	129,817	99,343
Probable Non-Producing excl GOB	125,062	85,908	65,021	51,664
Probable Undeveloped	254,815	148,438	98,563	67,743
Probable Shut-in Gas over Bitumen	105,907	73,644	52,952	39,142
Total Probable	758,555	490,630	346,353	257,892
Total Proved and Probable	$1,700,352	$1,201,069	$928,116	$755,500

At a 10 percent discount factor, the proved producing reserves comprise 57 percent of the total proved and probable value while proved and probable developed producing reserves represent 71 percent of the total proved and probable value. Total proved reserves account for 63 percent of the proved and probable value.

CONTINGENT RESOURCE

A resource assessment was conducted for the Montney Formation in the Elmworth area by McDaniel as at year-end 2010. Perpetual has adjusted the resource evaluation for the reserves recognized in the GLJ Supplemental Reserve Report, removing lands assigned reserves from the contingent resource evaluation, the results of which are summarized below.

Contingent Resource (1,4)

	Original Gas in Place (MMcf)	Raw Recoverable Gas (3) (MMcf)	Sales Recoverable Gas (MMcf)	Recoverable Natural Gas Liquids (Mbbl)	Recoverable Natural Gas Equivalent (MMcfe)	Working Interest Recoverable Natural Gas Equivalent (MMcfe)
Low(2)	809,420	161,884	137,600	4,857	166,740	78,316
Best(2)	809,420	283,295	240,805	11,332	308,797	144,951
High(2)	809,420	404,715	344,000	20,236	465,413	218,484

(1)

Contingent resources have been evaluated by McDaniel using the definitions is as defined in section five of the Canadian Oil and Gas Evaluators Handbook, Volume 1. All volumes are reported before the deduction of royalties payable to others. Contingent resource assignments are in addition to any reserve assignments associated with these assets.

(2)

A Low estimate (90% chance the ultimate recoverable resource will be equal or greater than the stated value), means higher certainty, a Best estimate (50% chance that the ultimate recoverable resource will be greater than or equal to the stated value) means most likely and a High estimate means lower than a 50% chance that the ultimate recoverable resource will be greater than or equal to the stated value

(3)

McDaniel has assigned recovery factors of 20% (Low), 35% (Best) and 50% (High) in their assessment of recoverable resource.

(4)

Contingent resources can be sub-classified into economic and uneconomic portions based on a number of assumptions on capital costs, timing, price forecast, etc. Currently sub-classification of these preliminary estimates has not been completed pending a discussion of the above parameters.

The primary contingencies identified for the Montney resource are infrastructure and access to market. Once further development plans are in place and as wells are drilled, it is expected that a further portion of these estimates would shift into proved and probable reserves subject to standard booking practices.

NET ASSET VALUE (“NAV”)

The following net asset value table shows what is normally referred to as a "produce-out" NAV calculation under which the Corporation’s reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time. It should not be assumed that the NAV represents the fair market value of Perpetual shares. The calculations below do not reflect the value of the Corporation’s prospect inventory to the extent that the prospects are not recognized within the NI-51-101 compliant reserve assessment.

No reserves or contingent resources are yet assigned to any of Perpetual’s heavy oil/bitumen projects in northeast Alberta. The incremental value of Perpetual’s extensive prospect inventory for its game-changing opportunities in the Montney at Elmworth, Cardium light oil at Carrot Creek, Wilrich liquids-rich gas at Edson, the Colorado shallow shale gas in east central Alberta and the bitumen projects in northeast Alberta, above the amount which is currently recognized by McDaniel and GLJ, is captured only through the assessment of the fair market value of undeveloped land based on current land sale valuation parameters.

Of further note, the value of the Corporation’s Warwick Gas Storage asset has been recorded at cost in the net asset value calculation below. The funding of the gas storage reservoir development in 2009 and 2010 as well as the facility construction, through both debt and the forward sale obligation related to WGSI’s base cushion gas, offsets this value. Construction of the Warwick Gas Storage facility was completed in the fourth quarter of 2010 and withdrawal has now commenced on the preliminary test cycle which will be complete at the end of March 2011. Information gathered during the test cycle will define the developed working gas capacity of the storage reservoir at that time. This in turn will lead to a more comprehensive valuation of the asset.

Pre-tax Net Asset Value at December 31, 2010(1)
($millions except as noted)	Undiscounted	5%	8%	Discounted at 10%
Total Proved and Probable Reserves(2)	$1,700	$1,201	$1,021	$928
Fair Market Value of Undeveloped Land(3)	204	204	204	204
Market Value of TriOil Resources Ltd. Shares	6	6	6	6
Warwick Gas Storage(4)	65	65	65	65
Net Bank Debt (unaudited)(5)	(206)	(206)	(206)	(206)
Convertible Debentures (unaudited)	(235)	(235)	(235)	(235)
Estimate of Additional Future Abandonment and Reclamation Costs(6)	(110)	(63)	(46)	(38)
Mark to McDaniel’s cost of WGSI Forward Sale Obligation (7)	(40)	(34)	(31)	(29)
Net Asset Value	$1,385	$939	$778	$695
Shares Outstanding (million) - basic	148.3	148.3	148.3	148.3
Net Asset Value per Share ($/Share)	$9.34	$6.33	$5.24	$4.68

(1)

Financial information is per Perpetual’s 2010 preliminary unaudited consolidated financial statements.

(2)

Reserve values per McDaniel and GLJ Reports as at December 31, 2010.

(3)

Third party estimate.

(4)

Book value recorded at cost as at December 31, 2010.

(5)

Includes $10 million held in escrow at year-end relating to the Warwick Gas Storage facility funding arrangement.

(6)

Amounts are net of salvage value and in addition to amounts in the McDaniel and GLJ reports for future well abandonment costs related to developed reserves. See “ABANDONMENT AND RECLAMATION COSTS”.

(7)

Value of Perpetual’s open hedging transactions related to the Warwick Gas Storage funding arrangement at year end 2010 assuming settlement against the McDaniel price forecast.

The above evaluation includes future capital expenditure expectations required to bring undeveloped reserves recognized by McDaniel and GLJ that meet the criteria for booking under NI 51-101 on production.

FAIR MARKET VALUE OF UNDEVELOPED LAND

Perpetual’s third party estimate of the fair market value of its undeveloped acreage by region for purposes of the above net asset value calculation is based on recent Crown land sale activity adjusted for tenure and other considerations and is as follows.

Fair Market Value of Undeveloped Land

Area	Acres	Total Value ($)	$/Acre
North	1,000,197	$41,042,433	$41.03
South	405,289	59,761,578	147.45
West Central(1)	140,082	66,445,075	474.33
New Ventures	25,350	8,607,925	339.56
Heavy Oil	333,259	27,809,494	83.45
Totals	1,904,177	$203,666,505	$106.96

(1)

Adjusted to reflect the Elmworth Montney reserve assignment by GLJ.

ABANDONMENT AND RECLAMATION COSTS

In addition to the abandonment cost estimates provided by McDaniel and GLJ inclusive in their reserve assessment, Perpetual compiles annually a detailed internal estimate of the Corporation’s total future asset retirement obligation based on net ownership interest in all wells, facilities and pipelines, including estimated costs to abandon the wells, facilities and pipelines and reclaim the sites, and the estimated timing of the costs to be incurred in future periods. Pursuant to this evaluation, the estimated value of Perpetual’s future asset retirement obligations, net of the estimated salvage value of facilities and equipment and discounted at 8 percent is $74 million as at December 31, 2010. The McDaniel and GLJ reports includes an undiscounted amount of $84 million with respect to expected future well abandonment costs related specifically to proved and probable reserves and such amount is included in the values captioned “Total Proved and Probable Reserves” in the NPV of Funds Flow table (see “NET PRESENT VALUE (“NPV”) OF RESERVES SUMMARY”). Of the total future well abandonment costs included in the McDaniel and GLJ reports an undiscounted amount of $56 million relates to Perpetual’s developed reserves. The following table presents the estimated future asset retirement obligations and estimated net salvage values at various discount rates:

Abandonment and Reclamation Costs
($millions, net to Perpetual)	Undiscounted	5%	8%	Discounted at 10%
Well abandonment costs for developed reserves included in McDaniel and GLJ reports	$56	$35	$28	$24
Well abandonment costs for undeveloped reserves included in McDaniel and GLJ reports	28	14	10	7
Well abandonment costs for Total Proved and Probable reserves included in McDaniel and GLJ reports	84	49	37	31
Estimate of other abandonment and reclamation costs not included in McDaniel and GLJ reports	231	136	103	86
Total estimated future abandonment and reclamation costs	315	186	140	117
Salvage value	(148)	(88)	(66)	(55)
Abandonment and reclamation costs , net of salvage	167	98	74	62
Well abandonment costs for developed reserves included in McDaniel and GLJ reports(1)	(56)	(35)	(28)	(24)
Estimate of additional future abandonment and reclamation costs, net of salvage (2)	$110	$63	$46	$38

(1)

Note the well abandonment costs for developed reserves included in the McDaniel and GLJ reports previously incorrectly included the total developed and undeveloped well abandonment costs included in those reports.

(2)

Future abandonment and reclamation costs not included in the McDaniel and GLJ reports, net of salvage value.

FINDING, DEVELOPMENT AND ACQUISITION (“FD&A”) COSTS

Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital required to bring the proved undeveloped and probable reserves to production. For continuity, Perpetual has presented herein FD&A costs calculated both excluding and including FDC. Changes in forecast FDC occur annually as a result of development activities, acquisitions and disposition activities and capital cost estimates that reflect the independent evaluator’s best estimate of what it will cost to bring the proved undeveloped and probable reserves on production.

The following table summarizes Perpetual’s F&D costs as well as finding, development and acquisition costs, before and after the inclusion of changes in FDC. Finding and development costs, including changes in FDC were $1.67 per Mcfe ($10.02 per BOE) on a proved and probable basis in 2010. F&D costs, excluding changes in FDC were $1.39 per Mcfe ($8.34 per BOE) on a proved and probable basis in 2010.

The same metrics are presented below with the impact of the sale of probable shut-in gas over bitumen reserves in the Legend, Liege and Surmont areas removed, as the dispositions are not comparable to other acquisitions and dispositions since Perpetual retained the effective funds flow related to the Government of Alberta’s gas over bitumen financial solution through royalty reductions associated with the shut-in properties. Including changes in FDC, FD&A costs were $2.15 per Mcfe ($12.90 per BOE) on a proved and probable basis. FD&A costs, excluding changes in FDC were $1.93 per Mcfe ($11.58 per BOE) on a proved and probable basis in 2010.

Perpetual has also summarized in the table below these same metrics with the effect of the price-related revisions removed. Perpetual believes that the majority of these reserves will return to the books with a recovery in natural gas prices as the technical merits for booking the reserves have not changed, only the economic circumstances. Excluding the effects of negative reserve revisions related to substantially lower forward gas prices, including changes in FDC, Perpetual’s F&D costs were $1.31 per Mcfe ($7.86 per BOE) for proved and probable reserves and FD&A costs were $1.77 per Mcfe ($10.62 per BOE) in 2010 on a proved and probable basis.

2010 FD&A Costs – Company Interest Reserves

($millions (unaudited), except as noted)	Proved	Proved Excluding GOB Disposition(2,4)	Proved Excluding GOB Disposition& Price Revisions(2,4)	Proved & Probable	Proved and Probable Excluding GOB Disposition(2,3)	Proved and Probable Excluding GOB Disposition& Price Revisions(2,3,5)
F&D Costs, Excluding FDC
Exploration and Development Capital Expenditures(1)	$114.0	$114.0	$114.0	$114.0	$114.0	$114.0
Reserve Additions Including Revisions – Bcfe	50.7	50.7	74.7	81.9	81.9	104.2
F&D – $/Mcfe(6)	$2.25	$2.25	$1.53	$1.39	$1.39	$1.09

F&D Costs, Including FDC
Exploration and Development Capital Expenditures(1)	$114.0	$114.0	$114.0	$114.0	$114.0	$114.0
Total Change in FDC	$(0.6)	$(0.6)	$(0.6)	$22.8	$22.8	$22.8
Total F&D Capital including Change in FDC	$114.2	$114.2	$114.2	$138.5	$138.5	$138.5
Reserve Additions Including Revisions – Bcfe	50.7	50.7	74.7	81.9	81.9	104.2
F&D Costs – $/Mcfe(6)	$2.24	$2.24	$1.52	$1.67	$1.67	$1.31

FD&A Costs, Excluding FDC
Exploration and Development Capital Expenditures(1)	$114.0	$114.0	$114.0	$114.0	$114.0	$114.0
Net Acquisitions	$51.3	$91.1	$91.1	$51.3	$91.1	$91.1
FD&A Capital Including Net Acquisitions	$165.3	$205.1	$205.1	$165.3	$205.1	$205.1
Reserve Additions Including Net Acquisitions – Bcfe	62.0	62.0	85.9	72.1	106.3	128.6
FD&A Costs – $/Mcfe(6)	$2.67	$3.31	$2.39	$2.29	$1.93	$1.60

FD&A Costs, Including FDC
FD&A Capital Including Net Acquisitions	$165.3	$205.1	$205.1	$165.3	$205.1	$205.1
Total Change in FDC	$(0.6)	$(0.6)	$(0.6)	$22.8	$22.8	$22.8
Total FD&A Capital Including Change in FDC	$165.5	$205.3	$205.3	$189.8	$229.6	$229.6
Reserve Additions Including Net Acquisitions – Bcfe	62.0	62.0	85.9	72.1	106.3	128.6
FD&A Costs Including FDC – $/Mcfe(6)	$2.66	$3.30	$2.38	$2.61	$2.15	$1.77

(1)

$57.7 MM of capital associated with the Warwick Gas Storage project has been excluded, includes $14.2 MM of undeveloped land purchases

(2)

Disposition proceeds totaling $39.8 MM associated with the Legend, Liege and Surmont dispositions have been added back into the net acquisition capital.

(3)

34.2 Bcf (5.7 MMboe) of probable reserves associated with the Legend, Liege and Surmont dispositions have been added back into the net acquired reserves.

(4)

24.0 Bcf (6.0 MMboe) of proved reserves associated with price related revisions have been added back into the total reserve additions and revisions.

(5)

22.3 Bcf (5.7 MMboe) of proved and probable reserves associated with price related revisions have been added back into the total reserve additions and revisions.

(6)

“Mcfe” may be misleading, particularly if used in isolation. An Mcfe conversion ratio of 1 bbl: 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ASSET DISPOSITION

Perpetual is also pleased to announce the sale of a minor, non-core shallow gas property in northeast Alberta for $9.0 million. The effective date of this sale is December 1, 2010. At year end, Perpetual had 3.7 Bcfe (3.1 Bcf gas and 0.1 MMbbl oil) proved and probable reserves recorded for this asset. The production impact of this sale is 2 MMcfe per day.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, future dividends, statements regarding estimated production and timing thereof, prospective drilling, completions and development activities, estimated recoverable contingent resources, estimates of gross recoverable gas sales, prospective impact of the Montney development at Elmworth, estimated net asset value, prospective oil and natural gas liquids production capability, commodity prices, and gas price management. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Paramount Energy Trust’s MD&A for the year ended December 31, 2009 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of Paramount Energy Trust’s Perpetual’s predecessor) MD&A for the year ended December 31, 2009.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual’s shares and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols “PMT”, “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For Additional Information, please contact:

Perpetual Energy Inc. Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5 Telephone: 403 269-4400 Fax: 403 269-4444 Email: info@perpetualenergyinc.com
Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor